Exhibit 99.1

SINOVAC Announces Appointment of Independent Auditor

BEIJING – The Board of Directors and Management of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced that the Audit Committee of the Board has approved the engagement of UHY LLP (“UHY”) headquartered in the U.S. as its independent auditor and registered public accounting firm, effective from October 24, 2025. UHY is a U.S. member of Urbach Hacker Young International Limited (UHY International), a UK company, and forms part of the international UHY network of legally independent accounting and consulting firms.

As a matter of priority, UHY will work with SINOVAC’s management team and the Board’s Audit Committee to audit financial statements for the years ended December 31, 2021, 2022, 2023, 2024 and 2025 (including audits of internal control over financial reporting as of December 31, 2024 and 2025), and interim reviews for the six-month periods ended June 30, 2024 and 2025. The Company plans to file Form 20Fs and Form 6-Ks as soon as practicable in order to meet SEC and NASDAQ compliance requirements.

“We are pleased to welcome UHY as SINOVAC’s new independent auditor,” said Sven H. Borho, Audit Committee Chair of SINOVAC’s Board. “UHY is a highly respected accounting firm with the global reach and expertise required to work with a business like SINOVAC. Their appointment marks an important step in our ongoing commitment to robust financial oversight and transparency, as we continue to work with NASDAQ toward the aim of the trading resumption.”

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under “Category 1 Preventative Biological Products” and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon the Company’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, including without limitation risks, uncertainties and factors related to the timing and implementation of the special dividend, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global

Email: Sinovac@fgsglobal.com